                              FORM 11-K




               ANNUAL REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934
             For the Plan period ended December 31, 1995


                     Commission File Number 1-812



                   UNITED TECHNOLOGIES CORPORATION
                        EMPLOYEE SAVINGS PLAN
                       (Full title of the plan)



                   UNITED TECHNOLOGIES CORPORATION
                         One Financial Plaza
                     Hartford, Connecticut  06101
          (Name of issuer of the securities held pursuant to
     the plan and the address of its principal executive office)

     FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION
                        EMPLOYEE SAVINGS PLAN

                  REPORT OF INDEPENDENT ACCOUNTANTS



To United Technologies Corporation
  and Participants of the United Technologies
  Corporation Employee Savings Plan


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Employee Savings Plan at December 31, 1995 and November 30, 1995, and the changes in net assets available for benefits for the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE  LLP
Hartford, Connecticut
May 24, 1996

                        UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
                 Statement of Net Assets Available for Benefits With Fund Information
                                          December 31, 1995
                              (Thousands of Dollars, except unit value)
                                                                        UTC                                                  Funds
                                         Income Fund  Equity Fund   Stock Fund  Global Fund    Loan Fund     ESOP Fund     Combined

Assets:
 Investments:
  Beneficial interests in contracts
   issued by insurance companies, at
   cost plus accrued interest           $  2,862,117  $         -  $         -  $         -  $         -  $          -  $ 2,862,117
  Beneficial interests in Bankers Trust
   Company Pyramid Fixed Income Index
   Fund, at market                                 -            -            -       26,777            -             -       26,777
  Beneficial interests in Bankers Trust
   Company Pyramid Equity Index Fund, at
   market                                          -      479,711            -       33,752            -             -      513,463
  Beneficial interests in Bankers Trust
   Company Pyramid International
   Securities Index Fund, at market                -            -            -       31,132            -             -       31,132
  United Technologies Corporation Common
   Stock, at market                                -            -      195,627            -            -             -      195,627
  United Technologies Corporation ESOP
   Preferred Stock, at market                      -            -            -            -            -     1,271,994    1,271,994
  Participant loans, at cost                       -            -            -            -       50,436             -       50,436
  Temporary investments, at cost plus
   accrued interest                              121            8        4,758            6            -           430        5,323
      Total Investments                    2,862,238      479,719      200,385       91,667       50,436     1,272,424    4,956,869


 Contributions and fund and plan
  transfers receivable                           921        4,990        3,138        2,799          326             -       12,174
 Accrued ESOP contribution receivable              -            -            -            -            -        90,046       90,046
      Total Assets                         2,863,159      484,709      203,523       94,466       50,762     1,362,470    5,059,089


Less - Liabilities:
 Contributions and fund and plan
  transfers payable                            9,541            -            -            -            -             -        9,541
 Loans payable, net                            2,088          706          646          168          482             -        4,090
 Accrued interest on ESOP debt and note
  payable                                          -            -            -            -            -         2,508        2,508
 ESOP debt                                         -            -            -            -            -       481,600      481,600
 Note payable to United Technologies
  Corporation                                      -            -            -            -            -        83,733       83,733
 Accrued investment purchases                      -            -            -          936            -             -          936
      Total Liabilities                       11,629          706          646        1,104          482       567,841      582,408


Net Assets Available for Benefits       $  2,851,530  $   484,003  $   202,877  $    93,362  $    50,280  $    794,629  $ 4,476,681

Units of participation                   537,129,738   37,844,580   26,614,066   50,182,173   50,280,000   170,235,991

Unit value                              $       5.31  $     12.79  $      7.62  $      1.86  $      1.00  $       4.67


                           (See accompanying Notes to Financial Statements)

                        UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
                 Statement of Net Assets Available for Benefits With Fund Information
                                          November 30, 1995
                              (Thousands of Dollars, except unit value)
                                                                        UTC                                                  Funds
                                         Income Fund  Equity Fund   Stock Fund  Global Fund    Loan Fund     ESOP Fund     Combined

Assets:
 Investments:
  Beneficial interests in contracts
   issued by insurance companies, at
   cost plus accrued interest           $  2,879,629  $         -  $         -  $         -  $         -  $          -  $ 2,879,629
  Beneficial interests in Bankers Trust
   Company Pyramid Fixed Income Index
   Fund, at market                                 -            -            -       25,280            -             -       25,280
  Beneficial interests in Bankers Trust
   Company Pyramid Equity Index Fund, at
   market                                          -      451,595            -       30,843            -             -      482,438
  Beneficial interests in Bankers Trust
   Company Pyramid International
   Securities Index Fund, at market                -            -            -       28,906            -             -       28,906
  United Technologies Corporation Common
   Stock, at market plus accrued
   dividends ($1,066)                              -            -      185,401            -            -             -      185,401
  United Technologies Corporation ESOP
   Preferred Stock, at market                      -            -            -            -            -     1,258,117    1,258,117
  Participant loans, at cost                       -            -            -            -       50,500             -       50,500
  Temporary investments, at cost plus
   accrued interest                              109            4        2,640          257            -        10,080       13,090
      Total Investments                    2,879,738      451,599      188,041       85,286       50,500     1,268,197    4,923,361


 Contributions and fund and plan
  transfers receivable                           542       18,852        9,900        2,986          324             -       32,604
 Accrued ESOP contribution receivable              -            -            -            -            -       111,911      111,911
 Accrued dividends on ESOP Preferred
  Stock                                            -            -            -            -            -        14,348       14,348
      Total Assets                         2,880,280      470,451      197,941       88,272       50,824     1,394,456    5,082,224


Less - Liabilities:
 Contributions and fund and plan
  transfers payable                           30,454            -            -            -            -             -       30,454
 Loans payable, net                            3,112          852          613          166         (146)            -        4,597
 Accrued interest on ESOP debt and notes
  payable                                          -            -            -            -            -        10,759       10,759
 ESOP debt                                         -            -            -            -            -       517,500      517,500
 Notes payable to United Technologies
  Corporation                                      -            -            -            -            -        89,488       89,488
      Total Liabilities                       33,566          852          613          166         (146)      617,747      652,798

Net Assets Available for Benefits       $  2,846,714  $   469,599  $   197,328  $    88,106  $    50,970  $    776,709  $ 4,429,426


Units of participation                   539,445,273   37,377,051   26,186,677   48,496,808   50,970,000   171,351,758


Unit value                              $       5.28  $     12.56  $      7.54  $      1.82  $      1.00  $       4.53


                           (See accompanying Notes to Financial Statements)

                        UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
           Statement of Changes in Net Assets Available for Benefits With Fund Information
                                    Period Ended December 31, 1995
                                        (Thousands of Dollars)
                                                                        UTC                                                 Funds
                                         Income Fund  Equity Fund   Stock Fund  Global Fund    Loan Fund    ESOP Fund     Combined

Contributions:
 Participants                            $     6,949  $     2,722  $       720  $       742  $         -  $         -  $    11,133
 Employer                                         13            3            1            1            -        7,163        7,181
     Total Contributions                       6,962        2,725          721          743            -        7,163       18,314

Investment Income:
 Interest                                     16,897            -           40            1          323           17       17,278
 Dividends                                         -            -            -            -            -        1,793        1,793
     Total Investment Income                  16,897            -           40            1          323        1,810       19,071

Repayments on loans                            1,721          440          160          130       (2,451)           -            -

Unrealized appreciation of investments             -        8,390        2,243        2,112            -       14,042       26,787

Gain on sale of investments                        -            -            -            -            -           15           15

Deduct:
 Distributions to participants:
  In cash                                     10,811          865          343          204          111          737       13,071
  In shares of United Technologies
   Corporation Common Stock                        -            -           19            -            -            -           19
  Loans to participants                          958          382          143           66       (1,549)           -            -
  Interest expense                                 -            -            -            -            -        3,849        3,849
  Earned and unapplied forfeitures                 -            -            -            -            -            2            2
     Total Deductions                         11,769        1,247          505          270       (1,438)       4,588       16,941

Inter-fund and inter-plan transfers           (8,995)       4,096        2,890        2,540            -         (522)           9

Net Increase (Decrease) in Net Assets
 Available for Benefits                        4,816       14,404        5,549        5,256         (690)      17,920       47,255
Net Assets Available for Benefits
 November 30, 1995                         2,846,714      469,599      197,328       88,106       50,970      776,709    4,429,426
Net Assets Available for Benefits
 December 31, 1995                       $ 2,851,530  $   484,003  $   202,877  $    93,362  $    50,280  $   794,629  $ 4,476,681


                           (See accompanying Notes to Financial Statements)

        UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN

                    Notes to Financial Statements


NOTE 1 - DESCRIPTION OF THE PLAN

The United Technologies Corporation Employee Savings Plan (the Plan) is a defined contribution savings plan sponsored by United Technologies Corporation
(UTC). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Generally, non-represented employees in participating business units of UTC are eligible to participate in the Plan after completing one year of service. Below is a brief description of the Plan. More complete information is provided in the plan document which is available from UTC.

Effective December 1, 1995, the Plan year end was changed to the twelve month period ending December 31. The short period beginning December 1, 1995 and ending December 31, 1995 is covered by this report.

Participants may elect to contribute, through payroll deductions, between 2 and 16 percent of their total compensation. Under the Internal Revenue Code, participants whose annual earnings totaled no more than $66,000 could have elected to have tax-deferred contributions made on their behalf of up to 16 percent during the 1995 plan year (subject to Internal Revenue Code limitations). This threshold, which is adjusted regularly for inflation, remained at $66,000 for the 1996 plan year. Participants whose earnings exceeded that amount could have elected to have tax-deferred contributions in amounts up to 7 percent of compensation subject to Internal Revenue Code non-discrimination tests and other limitations. Participant contributions are fully vested at all times under the Plan.

UTC has established an Employee Stock Ownership Plan (ESOP Fund) to fund the employer matching contributions to the Plan. The ESOP Fund is primarily invested in UTC Series A ESOP Convertible Preferred Stock. UTC will match 60 percent of a participant's contributions, up to specified limits, in ESOP Preferred Stock (See Note 6). Generally, participants may not direct the employer matching contributions to an investment fund other than the ESOP Fund. Participants who have reached at least age 55 and have completed at least 10 years of continuous service may direct up to 50 percent, in multiples of 25 percent, of their ESOP Fund account balances and future employer contributions to be invested in the other investment funds offered through the Plan. Generally, employer contributions become fully vested after two years of Plan participation.

All participant contributions are credited to a participant account maintained by UTC. Contributions are invested, pursuant to each participant's direction, in one or more of the following funds: the Income Fund, the Equity Fund, the UTC Stock Fund, and the Global Fund. Participants may elect to have 100 percent of their contributions invested in one investment fund or may allocate the contributions in any whole percentage among the funds. Participants are permitted to transfer their accounts between investment funds once per quarter in any whole percentage.

The Income Fund is invested in contracts issued by five insurance companies. Under these contracts, each insurance company guarantees repayment in full of the principal amount invested plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The weighted average rate set for the 1995 calendar year was
7.25 percent.

The Equity Fund may be invested in common or capital stocks of corporations, bonds or securities convertible into such stocks, or shares of any federally registered mutual fund or similar type of investment fund, including investment in any commingled trust fund managed by Bankers Trust Company (BT), the Trustee, which is invested primarily in similar types of equity securities. During 1995, the Equity Fund was invested principally in the BT Pyramid Equity Index Fund, which is a portfolio of common stocks replicating the Standard & Poor's Composite Index of 500 stocks. Interest and dividends earned by the Equity Fund are reinvested and increase market value.

The UTC Stock Fund consists principally of 2,061,920 and 1,966,242 shares of UTC Common Stock at December 31 and November 30, 1995, respectively.

The Global Fund is invested in almost equal proportions in three different funds managed by the Trustee: the BT Pyramid International Securities Index Fund, the BT Pyramid Fixed Income Index Fund and the BT Pyramid Equity Index Fund (as described above). The BT Pyramid International Securities Index Fund invests in four other international index funds managed by the Trustee. The BT Pyramid Fixed Income Index Fund invests primarily in obligations of the U.S. Government and its agencies and other publicly traded, high-grade domestic debt instruments. Interest and dividends earned by these investments are reinvested and increase market value.

Participants with at least two years of plan participation are allowed to borrow up to 50 percent of their account balances (excluding the ESOP Fund). Loan amounts can range from $1,000 to $50,000 and must be repaid in 5 years or less with interest.

Forfeitures of employer contributions are used to reduce employer contributions; earned but unapplied forfeitures will be applied against future employer contributions and are shown separately in the Statement of Changes in Net Assets Available for Benefits With Fund Information.

Participants who transfer to a new location of UTC which is covered by a different savings plan have the option of transferring their account balances in accordance with the provisions of the new savings plan, including available investment funds.

The number of participants in the Plan at year end was as follows:

                                      December 31,  November 30,
                                          1995          1995
Income Fund                             45,544        45,580
Equity Fund                             19,917        19,716
UTC Stock Fund                          11,364        11,191
Global Fund                              7,919         7,785
ESOP Fund                               40,964        40,944

The participants above may have investments in more than one of the investment funds.


NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

UTC has entered into a master trust agreement with the Trustee.  Under this agreement, certain employee savings plans of UTC and its subsidiaries combine their trust fund investments in the Master Trust.  Participating plans purchase units of participation in the investment funds based on their monthly contribution to such funds and the unit value of the applicable investment fund at the end of the month.  The value of a unit in each fund is determined at the end of each month by dividing the sum of uninvested cash, accrued income and the current market value of investments by the total number of outstanding units in
such funds.  The plans receive income from the funds' investments which increase the unit values.  Distributions to participants reduce the number of participation units held by the plans.

The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid.

The investments of the Income Fund are valued at cost plus accrued interest.
The investments of the Equity Fund, the UTC Stock Fund, and the Global Fund are valued at market as determined by the Trustee by reference to published market data. The ESOP Preferred Stock is valued at its fair value, which is the higher of the guaranteed value ($65) or the market value of UTC's Common Stock (See
Note 6).

The expenses of operating the Plan are payable out of the funds held under the Plan, unless the employer elects to pay such expenses. The expenses for the 1995 plan year were paid by the employer.

The Plan is not subject to federal income tax as the Plan and its related trust are considered by UTC to satisfy the qualification and exemption requirements of Sections 401(a) and 501(a) of the Internal Revenue Code. UTC has received a favorable determination letter (dated November 3, 1990) from the Internal Revenue Service (IRS) indicating that the ESOP portion of the Plan qualifies under Sections 401(a) and 501(a) of the Code. UTC has applied for a new determination letter from the IRS indicating that the other provisions of the Plan, as amended since the date of the most recent IRS letter applicable to such provisions (1986), continue to be tax exempt under Sections 401(a) and 501(a) of the Code. Under these sections, contributions by UTC, participants (at their election) and related earnings will be tax deferred until such amounts are distributed. It is expected, given the lack of substantive plan amendments, that a favorable determination will be issued from the IRS, and accordingly, no provision is made for federal income taxes.


NOTE 3 - INSURANCE CONTRACTS

The following is a summary of the insurance contracts held in the Income Fund and the portion allocable to the Plan:

(Thousands of Dollars)                            December 31, November 30,
                                                      1995         1995
CIGNA                                             $ 1,566,944  $  1,576,306
Aetna                                                 494,944       503,447
Travelers                                             432,342       437,101
Prudential                                            219,677       223,870
Metropolitan Life                                     587,847       578,573
                                                  $ 3,301,754  $  3,319,297

Amount of the contracts allocable to the Plan     $ 2,862,117  $  2,879,629
/TABLE

NOTE 4 - GAIN ON SALE OF INVESTMENTS

The Trustee uses the average cost method in determining the cost of securities for purposes of calculating the gain or loss on the sale of securities. Gains and losses of the Master Trust funds are allocated to the participating plans based upon participation units at the month-end valuation date following the sale. There were no gains recognized by the Master Trust funds for the one month period ended December 31, 1995.


NOTE 5 - REQUESTED DISTRIBUTIONS

The following is a summary of distributions requested by participants which had not yet been paid at the respective plan year end:

                           December 31, 1995       November 30, 1995
(Thousands of Dollars)   Dollars        Units    Dollars        Units
Income Fund            $  21,543    4,057,942  $  20,872    3,955,107
Equity Fund                2,085      163,058      1,886      150,078
UTC Stock Fund               644       84,526        687       91,115
Global Fund                  205      110,063        294      161,771
Loan Fund                    288      288,000        331      331,000

These amounts are reflected as liabilities in the Plan's Form 5500.


NOTE 6 - EMPLOYEE STOCK OWNERSHIP PLAN

In conjunction with the establishment of the ESOP, as discussed above, UTC's Board of Directors authorized 20,000,000 shares of preferred stock, par value $1.00 per share designated as Series A ESOP Convertible Preferred Stock, having an annual dividend of $4.80 per share. Each share of ESOP Preferred Stock is convertible into one share of UTC's Common Stock. On June 30, 1989, the Trustee acquired 10,153,847 shares of this new series of ESOP Preferred Stock at an acquisition price of $65.00 per share and placed them in the Master Trust for future allocation to participants. On March 30, 1990, the Trustee acquired an additional 2,900,000 shares of this new series of ESOP Preferred Stock at an acquisition price of $69.77 per share and placed them in the Master Trust for future allocation to participants. On February 9, 1994, the Trustee acquired an additional 1,400,000 shares of ESOP Preferred Stock at an acquisition price of $70.22 per share and placed them in the Master Trust for future allocation to participants. The ESOP financed the purchase of these shares with interest bearing promissory notes. UTC is required to contribute sufficient funds each year which, when combined with quarterly dividends on the ESOP Preferred Stock, will meet the ESOP's debt service requirements.

Participants in the ESOP Fund accrue, on a monthly basis, a beneficial interest equal to the employer contributions at the rate of 60 percent of participants' participating contributions. This beneficial interest is represented by share equivalents of ESOP Preferred Stock, as calculated monthly at the higher of the month end price of UTC Common Stock or the $65.00 per share ESOP Preferred Stock guaranteed value. ESOP Preferred Stock dividends, at the annual rate of $4.80 per share, are attributed to these ESOP Preferred Stock share equivalents based on participants' beneficial interests in such shares held as of the record dates which are coincident with the payment dates. Shares of ESOP Preferred Stock must be allocated to participants' accounts by the Trustee at least once per Plan year, but are generally allocated over the course of the Plan year.

Purchased shares of ESOP Preferred Stock are held by the Trustee with the number of purchased shares allocated to each participant determined annually in accordance with a method approved by the Internal Revenue Service. To the extent that allocated shares are not sufficient to meet the matching requirement of the Plan, UTC is required to contribute additional ESOP Preferred Stock, UTC Common Stock or cash.

Shares allocated to participants generally may not be distributed until the participant's termination, disability, retirement or death. Upon distribution, shares of ESOP Preferred Stock must be converted into one share of UTC's Common Stock or, if the value of the Common Stock is less than the guaranteed value, the Trustee may require UTC to repurchase the ESOP Preferred Stock for the guaranteed value.

The Trustee accounts for participants' beneficial interests in the ESOP Fund based upon units of participation and related unit value (see Note 2).

The ESOP Preferred Stock is redeemable, in whole or in part, generally at the option of UTC at a redemption price of $66.92 per share plus accrued and unpaid dividends. The redemption price decreases annually until it reaches $65.00. However, upon notice to the Trustee of UTC's intention to redeem, the Trustee may elect to convert each ESOP preferred share into one share of UTC Common Stock if the value of UTC's Common Stock exceeds the redemption price.

Participants were credited with employer matching contributions representing approximately 45,700 shares for the period ended December 31, 1995, with a market value of approximately $4.3 million. In addition, participants earned dividends of approximately $.8 million during the one month period on the allocated shares, representing approximately 8,300 shares. The difference of approximately $2.0 million between the total value of shares earned by participants, including dividends, and the total of employer contributions on the Statement of Changes in Net Assets Available for Benefits With Fund Information is due to the accrual of contributions to fund interest payable.

The ESOP Fund's investment in ESOP Preferred Stock at period end is as follows:

(Thousands of Dollars,    December 31, 1995          November 30, 1995
except share amounts)    Allocated         Total    Allocated         Total
Number of Shares         6,023,794    13,407,056    5,916,548    13,419,914
Guaranteed Value       $   391,547  $    871,459  $   384,576  $    872,294
Market                 $   571,507  $  1,271,994  $   554,676  $  1,258,117

As discussed above, market is represented by the higher of the guaranteed value of $65 per share or the month end price of UTC's Common Stock. As such, the market value of the ESOP Preferred Stock was $94.875 and $93.75 at December 31 and November 30, 1995, respectively. Further, the Net Assets Available for Benefits in the ESOP Fund at December 31 and November 30, 1995 include unrealized appreciation of approximately $400.5 million and $385.8 million, of which $220.6 million and $215.7 million is on unallocated shares.

NOTE 7 - ESOP DEBT

On February 1, 1990, the Master Trust with UTC as guarantor executed a Note and Guaranty Agreement to issue $660,000,000 of Series A, B, C and D notes (described below) representing the ESOP's permanent financing. Interest is payable quarterly on the 10th of March, June, September and December coincident with the dividend payment date on the ESOP Preferred Stock. Principal payments are payable annually on the 10th of December. The amounts outstanding under the Agreement at December 31, 1995 are as follows:

                    Principal      Rate of
Note Series           (000's)     Interest          Due
   A              $   145,000        7.24%      1996 - 1999
   B                  286,600        7.68%      2000 - 2008
   C                   17,300        7.68%          2008
   D                   32,700        7.68%          2009

                  $   481,600

Required payments on these Notes, in aggregate, for the next five plan years are $36.3 million in 1996, $36.4 million in 1997, $36.3 million in 1998, $36.0 million in 1999 and $35.5 million in 2000.


NOTE 8 - PURCHASE OF SERIES A ESOP CONVERTIBLE PREFERRED SHARES

On February 9, 1994, the Trustee acquired an additional 1,400,000 shares of ESOP Preferred Stock at an acquisition price of $70.22 per share and placed them in the Master Trust for future allocation to participants. The ESOP financed the purchase of these shares with a 6.75% $98.3 million promissory note issued to UTC. The balance of this note was paid in full in December 1995.


NOTE 9 - NOTE PAYABLE TO UTC

The Note Payable to UTC is a promissory note with interest payable quarterly on the 10th of March, June, September and December coincident with the dividend payment date on the ESOP Preferred Stock. Principal payments are generally payable annually on the 10th of December. At December 31, 1995, $83,733,000 was outstanding under the 10.5% Note, issued March 30, 1990 and due over the period 1996 to 2009. Required principal payments on the Note for the next five plan years are $4.5 million in 1996, $4.6 million in 1997, $4.6 million in 1998, $4.8 million in 1999 and $4.9 million in 2000.


NOTE 10 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                              SIGNATURES


The Plan (or persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                          UNITED TECHNOLOGIES CORPORATION
                          EMPLOYEE SAVINGS PLAN



Dated:  June 7, 1996      By:   /s/ Daniel P. O'Connell
                                Daniel P. O'Connell
                                Corporate Director, Employee Benefits and Human
                                Resources Systems
                                United Technologies Corporation